UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 000-17729

FEC RESOURCES INC.
(Translation of registrant’s name into English)

Suite 2300, Bentall 5

550 Burrard Street

Vancouver, British Columbia

Canada V6C 2B5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F ☐      Form 20-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Exhibits

Exhibit 99.1	Management Discussion and Analysis of Financial Condition and Results of Operations for the three month periods ended March 31, 2022 and 2021 of FEC Resources Inc.

Exhibit 99.2	Unaudited condensed financial statements of FEC Resources Inc. for the three month periods ended March 31, 2022 and 2021 of FEC Resources Inc.

Exhibit 99.3	Certification of March 31, 2022 quarterly filings – CEO

Exhibit 99.4	Certification of March 31, 2022 quarterly filings – CFO

Exhibit 99.5	Press Release - April 13, 2022

Exhibit 99.6	Notice of Meeting – May 20, 2022

Exhibit 99.7	Information Circular - May 20, 2022

Exhibit 99.8	Form of Proxy - May 20, 2022

Exhibit 99.9	Voting Instruction Form

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FEC Resources Inc.
(Registrant)
Date: May 25, 2022
	By:	/s/ Daniel Carlos
Daniel Carlos
President and Chief Executive Officer

3